1-14944

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

NEWS RELEASE TRANSMITTED BY CCN - A NEWSWIRE SERVICE OF ITG

FOR: GTR GROUP INC.

TSE SYMBOL: GTR
AMEX SYMBOL: GIG

SEPTEMBER 29, 2000 - 07:31 EDT

GTR Group Lines Up $80 Million Financing

BRAMPTON, ONTARIO--

Financing Includes US$10 million Acquisition Facility

GTR Group Inc., a leading manufacturer of video game accessories as well as a provider of value-priced video games software today announced that it has closed new operating and acquisition banking facilities totaling $80 million.

"The financing announced today comes at the ideal time", said Peter Kozicz, President and C.E.O. "The much anticipated launch of Sony's PlayStation 2 (PS2) next month as well as next year's launch of Nintendo's GAMECUBE and Gameboy Advance along with Microsoft's X-Box are marking the beginning of a new era for our industry. We will see the interactive entertainment industry experience dramatic growth in the next few years and this new financing provides GTR with the financial flexibility needed to better capitalize on these opportunities and to continue to increase market share through accelerated internal growth and acquisitions."

The banking facility was provided by Congress Financial Corporation and is a multi-year deal. "Congress has been responsive to our banking needs and we very much look forward to our new and evolving relationship as our business continues to expand," commented Mr. Kozicz.

Wayne R. Ehgoetz, President of Congress Financial Corporation (Canada) said, "Congress is pleased to have entered into a committed lending facility with GTR. We believe the management and product offerings of GTR present an exciting opportunity for Congress and we are pleased that they chose our organization as their primary lender."

One of GTR's main corporate objective for fiscal 2001 has been to have the right products available at the right price, in the right quantities and at the right time for the much anticipated launch of Sony's PS2 next month. Just three weeks ago Mad Catz announced the launch of a complete line-up of accessories designed for PS2. The financing announced today gives the company the resources to meet what is expected to be strong demand for these products. GTR is now ready for the launch of PS2.

The new financing is significant for GTR beyond the benefit it brings to the company as it prepares for the PS2 launch. Indeed, the expanded functionality of the new video game hardware platforms being introduced will provide for the convergence of movies, music, electronic games and the Internet. This will have a long-term positive impact on the interactive entertainment industry. Analysts predict that this convergence will translate into higher consumer demand and increased penetration for both the video game consoles and the accessories that are used to control them, providing accessories manufacturers such as GTR's Mad Catz division with expanded market opportunities as well as new product opportunities.

Peter Kozicz concluded: "GTR enjoys the benefit of a complete line-up of award winning products as well as a strong and rapidly growing retail network. We operate in an industry where high demand for products means that in the second half of the current fiscal year we will sell all the products we can produce. The new financing means that we will be in a better position to meet this expected significant increased demand for our products."

About GTR Group Inc.

GTR Group Inc. is a diversified interactive entertainment company located in Brampton, Ontario. GTR Group' s product lines include previously played and republished video games for Nintendo, Sega and Sony game systems and a full range of video game accessories for both video game consoles and PCs. Video games are marketed under the Games Trader brand and accessories under the Mad Catz brand to mass merchant and specialty retailers. ZapYou.com, GTR Group' s e-commerce division, partners with existing electronic retailers in selling interactive entertainment products over the Internet.

About Congress Financial Corporation

Congress is a division of First Union National Bank and is North America's leading asset based lender. Congress Financial operates through a network of full service offices in every important financial market in the U.S. and Canada. In addition, the company operates Burdale Financial, Ltd which is an active trade finance and asset based lending subsidiary in London, UK with contacts in continental Europe.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such looking-forward statements are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission.

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FOR FURTHER INFORMATION PLEASE CONTACT:
GTR Group Inc.
Peter Kozicz
(905) 799-4700
Email: pkozicz@gtrgroup.com
or
GTR Group Inc.
Louis Nagy
(905) 799-4700
Email: lnagy@gtrgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: Geofrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.